PROSPECTUS
(logo)

                                   AGWAY INC.
                                       AND
                           AGWAY FINANCIAL CORPORATION
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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
                                                             Price to    Underwriting Discounts     Proceeds to
                  Title of Class (1)                          Public       or Commissions (2)       Companies (3)
-------------------------------------------------------------------------------------------------------------------
AGWAY INC.
Guarantee of Debt Securities                                      --              None                       --
8% Cumulative Preferred Stock, Series B
       Per Unit                                          $          100           None              $          100
       Total                                             $    1,000,000           None              $    1,000,000
Series HM Preferred Stock (4)
       Per Unit                                          $           25           None              $           25
       Total                                             $      100,000           None              $      100,000
Membership Common Stock (5)
       Per Unit                                          $           25           None              $           25
       Total                                             $      100,000           None              $      100,000
AGWAY FINANCIAL CORPORATION
Guaranteed, Subordinated Money Market Certificates
(minimums 6.75% and 7.00% per annum) due October 31,
2013 (6)
       Per Unit (7)                                                100%           None              $    100/5,000
       Total                                             $   30,000,000           None              $   30,000,000
Guaranteed, Subordinated Member Money Market
Certificates (minimums 7.25% and 7.50% per annum)
due October 31, 2013 (6)
       Per Unit (7)                                                100%           None              $    100/5,000
       Total                                             $   80,000,000           None              $   80,000,000
Guaranteed, Subordinated Money Market Certificates
(minimum 7.75% per annum) due October 31, 2004 (6)
       Per Unit                                                    100%           None              $        2,000
       Total                                             $   40,000,000           None              $   40,000,000
Guaranteed, Subordinated Money Market Certificates
(minimum 8.00% per annum) due October 31, 2006 (6)
       Per Unit                                                    100%           None              $        2,000
       Total                                             $   50,000,000           None              $   50,000,000
Guaranteed, Subordinated Member and Subordinated Money
Market Certificates under the Interest Reinvestment
Option (ranging from minimum of 4.5% to 9.5% per annum)
due from October 31, 1998 through October 31, 2013
       Per Unit                                                    100%           None
       Total                                             $   45,000,000           None              $   45,000,000

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       WHILE THE MONEY MARKET  CERTIFICATES  WILL, AT A MINIMUM,  PAY THE STATED
RATE OF INTEREST, A HIGHER RATE MAY BE PAID BASED UPON THE TREASURY BILL RATE.
       The Certificates bear interest payable semiannually in arrears on January 1 and July 1 of each year. The Certificates are redeemable at the option of the Company. A complete description of the securities offered by Agway Financial Corporation ("AFC") is set forth on pages 10 through 20 herein.
       There is no market for any of the offered securities other than that provided by Agway Inc. (Agway) and AFC (together the "Companies") through their practice of repurchasing certain outstanding securities whenever registered holders elect to tender them for repurchase. The Companies do not intend to follow this practice with respect to the 7.75% and 8.00% Subordinated Money Market Certificates due October 31, 2004 and 2006 (the "7.75% Certificates" and the "8.0% Certificates"), respectively, described herein.
       The Company may, from time to time prior to the completion of the offering of the Certificates, change the rate of interest or maturity date offered by filing a supplement with the Securities and Exchange Commission. Any change in the interest rate or maturity date offered will not affect the rate of interest on or maturity date of any Certificates theretofore issued.
       FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, SEE THE "RISK FACTORS" SECTION OF THIS PROSPECTUS SET FORTH ON PAGE 4.

                         FOOTNOTES ARE LOCATED ON PAGE 2

                THE DATE OF THIS PROSPECTUS IS SEPTEMBER 21, 1998

FOOTNOTES:
(1) See pages 10 through 20 for a description of the securities being offered and qualifications of the purchaser.
(2) The securities offered by this Prospectus are being offered by the Companies through their employees. No commission or other remuneration is being paid directly or indirectly to such persons in connection with the offer and sale of the securities.
(3) It is assumed that all securities offered are sold and the amount of proceeds is before deduction of estimated expenses of $176,700. Because there is no underwriting of the securities offered, there is no assurance that all or any part of the indicated proceeds will be received by the Companies from the offering of the securities.
(4) The Series HM Preferred Stock may be purchased only by former members of Agway Inc.
(5) The Membership Common Stock may be purchased only by persons entitled to membership in Agway Inc.
(6) The Certificates issued with minimum purchase amounts of $2,000 and $5,000 bear interest at a rate equal to the greater of (1) the Certificates' stated rate and (2) the Treasury Bill Rate, as defined on page 14. The Certificates issued with minimum purchase amounts of $100 bear interest at a rate equal to the greater of (1) the Certificates' stated rate and (2) one-half percent (.5%) below the Treasury Bill Rate, as defined on page 14.
(7) Certificates with the same maturity date bearing lower interest rates will be issued in minimum denominations of $100, while Certificates bearing a higher interest rate will be issued in minimum denominations of $5,000.
(8) The Certificates are unsecured obligations of the Company and subordinated to all Senior Debt (as defined herein) of the Company. As of August 26, 1998, Senior Debt of $19,150,000 was outstanding. See "Description of the Certificates - Subordination Provisions."

                                ----------------
NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS; ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANIES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS; NOR DOES IT CONSTITUTE AN OFFER TO SELL, IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL FOR THE COMPANIES TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANIES SINCE THE DATE HEREOF.

                              AVAILABLE INFORMATION

Agway is a cooperative association as defined in the Agricultural Marketing Act of 1929 and as such is exempt from certain registration, proxy and insider trading provisions of the Securities Exchange Act of 1934. AFC is a wholly owned subsidiary of Agway. All holders of Membership Common Stock and/or securities receive an Annual Report in November of each year which contains the information called for by Rule 14A-3(b). A Prospectus is also sent in January of each year to all holders of securities who have elected the interest reinvestment option. The Annual Report contains financial information that has been audited and reported upon, with an opinion expressed by certified public accountants. Other holders of securities may obtain an Annual Report or Prospectus upon request from: Patricia Edwards, Assistant Secretary, P. O. Box 4761, Syracuse, New York 13221; Telephone: 315-449-6311. Agway shall file with the Securities and
Exchange Commission supplementary and periodic information, documents and reports required of issuers under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934. Reports and other information filed with the Commission can be inspected and copied at the public reference facilities of the SEC, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 as well as the following Regional Offices: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such materials can be obtained by mail from the Commission at prescribed rates. Requests should be directed to the SEC's Public Reference Section. The Securities and Exchange Commission also maintains a web site which contains information regarding registrants who file electronically, the "EDGAR" data base. The web site address for the EDGAR data base is http://www.sec.gov/edgarhp.htm. In addition, materials may be inspected or obtained at 333 Butternut Drive, DeWitt, New York 13214 (P. O. Box 4933, Syracuse, New York, 13221; Telephone: 315-449-6436).

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Companies hereby incorporate by reference into this Prospectus the Annual Report of Agway on Form 10-K filed on August 27, 1998, for the fiscal year ended June 30, 1998, pursuant to Section 13 of the Securities Exchange Act of 1934 (File Number 2-22791). In exemptive relief granted pursuant to a "no action letter" by the staff of the Securities and Exchange Commission, AFC, as a separate company, is not required to file periodic reports with respect to these debt securities but does report summarized AFC financial information in Agway's financial statement footnotes.

All reports and other documents filed by Agway pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Certificates hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. To the extent a statement or information included in any document incorporated by reference is superseded or modified by a statement or information included in any subsequent documents incorporated by reference, the statement or information so superseded or modified shall not constitute a part of this Prospectus.

The Companies will provide a copy of any of the foregoing documents incorporated herein by reference (other than exhibits to such documents), without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person to: Patricia Edwards, Assistant Secretary, P. O. Box 4761, Syracuse, New York 13221, Telephone: 315-449-6311.

                                TABLE OF CONTENTS
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The Companies .............................................................    3
Risk Factors ..............................................................    4
Selected Financial Data and Ratio of Margins ..............................    7
Use of Proceeds ...........................................................    9
Description of Securities to be Registered ................................   10
Legal Opinion .............................................................   21
Experts ...................................................................   21
Distribution and Redemption of Securities Offered .........................   21
Absence of Public Market, Redemption and Market Risk ......................   21
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                                  THE COMPANIES

Agway Inc., incorporated under the Delaware General Corporation Law in 1964 and headquartered at 333 Butternut Drive, DeWitt, New York, 13214 (Telephone Number 315-449-6431), is an agricultural cooperative directly engaged in manufacturing, processing, distribution and marketing of products and services for its farmer-members and other customers principally in twelve northeastern states.

AFC, a wholly owned subsidiary of Agway, is a Delaware corporation incorporated in 1986 with principal executive offices at 1105 North Market Street, Wilmington, Delaware 19801 (Telephone Number 302-654-8371). AFC's business activities consist primarily of securing financing through bank borrowings and issuance of corporate debt instruments to provide funds to its sole stockholder, Agway, and AFC's wholly owned subsidiary, Agway Holdings, Inc. (AHI) and its subsidiaries, for general corporate purposes. The payment of principal and interest on bank borrowings and on the debt securities offered by this Prospectus is guaranteed by Agway. This guarantee is full and unconditional, and joint and several. AFC, through certain subsidiaries of AHI, is involved in retail and wholesale sales of farm supplies, yard and garden products, pet food and pet supplies; the distribution of petroleum products; repackaging and marketing of produce; processing and marketing sunflower seeds; the underwriting and sale of certain types of property and casualty insurance; the sale of health insurance; and lease financing.

                                  RISK FACTORS

SUBORDINATION. The Money Market Certificates (the "Certificates") offered by this Prospectus are unsecured obligations of the Company and are subordinated to all Senior Debt (as defined in "Description of the Certificates - Subordination Provisions") of the Company. Therefore, in the event of bankruptcy, liquidation or reorganization of the Company, its assets will be available to pay obligations under the Certificates only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Certificates then outstanding. As of August 26, 1998, Senior Debt of $19,150,000 was outstanding. See "Description of the Certificates - Subordination Provisions."

LIMITATIONS ON TRANSFER. The Series HM Preferred Stock, the Membership Common Stock, the 7.25% Member Certificates and the 7.50% Member Certificates may not be transferred, except in certain very limited circumstances. The Series HM Preferred Stock and the Membership Common Stock may not be transferred other than to Agway, except with Agway's written consent endorsed on the relevant certificate. Pursuant to its By-laws, Agway will permit transfers of such stock only to persons who were Agway members. See "Description of Honorary Member Preferred Stock, Series HM Limitations on Ownership and Transfer" and
"Description of Membership Common Stock - Limitations on Ownership and Transfer." The 7.25% and 7.50% Member Certificates may not be transferred, except  by  will  or  operation  of law.  The  6.75%,  7.00%,  7.75%  and  8.00%
Certificates are freely transferable. See "Description of Certificates - Limitations on Ownership and Transfer."

ABSENCE OF PUBLIC MARKET, REDEMPTION AND MARKET RISK. As noted above, there are substantial restrictions on the transfer of the Membership Common Stock, Series HM Preferred Stock and the Member Certificates. With respect to Certificates that are freely transferable, there is no market for such Certificates and there is no intention on the part of the Companies to create or encourage a trading mechanism for those Certificates. The Companies do not intend to apply for a listing of the Certificates on any securities exchange. The secondary market for, and the market value of, the Certificates will be affected by a number of factors independent of the creditworthiness of Agway and AFC, including the level and direction of interest rates, the remaining period to maturity of the Certificates, the right of the Companies to redeem the Certificates, the right of the Company to issue Certificates at interest rates higher than the rates for Certificates previously issued, the aggregate principal amount of the Certificates and the availability of comparable investments. In addition, the market value of the Certificates may be affected by numerous other interrelated factors, including factors that affect the U.S. corporate debt market generally and Agway and AFC specifically. There is no assurance that in the event of redemption the investor will be able to reinvest the proceeds in comparable securities at an effective interest rate as high as that of the Certificates. Certificate holders should rely solely on the Companies' ability to repay principal at maturity of the offered Certificates as the source for liquidity in this investment. See "Description of Certificates - Interest Rates," "Redemption Provisions" and "Repurchase Practice."

MARKET PRICE OF AND DIVIDENDS ON AGWAY'S EQUITY. The incidents of ownership of Agway's Membership Common Stock and Series HM Preferred Stock differ considerably from those of common stock and preferred stock ownership in a typical business corporation. The Membership Common Stock may be purchased only by persons entitled to membership in the Company. Only farmers and cooperative organizations of farmers who purchase farm supplies or services or market farm products through Agway may be members. Series HM Preferred Stock can only be purchased by former Agway members. By reason of the fact that Agway is an agricultural cooperative, its Membership Common Stock primarily serves the purpose of evidencing membership in Agway (or, in the case of Series HM Preferred Stock, former membership) rather than of evidencing an equity interest in Agway. The equity claim of Membership Common stockholders and Series HM Preferred stockholders to the assets of Agway is measured by, and restricted to, the $25 par value of the share, plus dividends declared and unpaid, if any, for the current year. See "Description of Membership Common Stock" and "Description of Honorary Member Preferred Stock, Series HM."

NO UNDERWRITING; NO MINIMUM. The offering of securities hereunder is not being underwritten, there is no assurance that all or any of the securities offered hereby will be sold, and there is no minimum amount of securities which must be sold as a condition to the sale of the securities hereunder. In the event that all or a significant portion of the securities offered hereby are not sold, the Company would use alternative financing already in place to repay maturing securities and may secure additional alternative sources of financing, if needed. If the Company deems it necessary to secure additional alternative financing, there can be no assurance that it will be able to do so or that it will be able to do so on terms that are similar to or as favorable as those of the securities offered hereby.

AGRICULTURAL ECONOMY AND OTHER FACTORS. The financial condition of the Company can be directly affected by factors affecting the agricultural economy, since these factors impact the demand for the Company's products and the ability of its customers to make payments for products already purchased through credit extended by the Company. These factors include: (i) changes in government agricultural programs (e.g., milk marketing orders and acreage reduction programs) that may adversely affect the level of income of customers of the Company; (ii) weather-related conditions which periodically occur that can impact the agricultural productivity and income of the customers of the Company; and (iii) the relationship of demand relative to supply of agricultural commodities produced by customers of the Company. The Company can also be affected by major international events, like the downturn in the Asian economy, which can affect such things as the price of commodities the Company uses in its operations as well as the general level of interest rates.

Federal agricultural legislation, formally known as The Federal Agriculture Improvement and Reform Act of 1996, was signed into law on April 4, 1996. This legislation replaced the former program of variable price-linked deficiency payments with fixed payments to farmers which decline over a seven-year period. This legislation also eliminated federal planting restrictions and acreage controls allowing farmers more flexibility to plant for the market. The impact of this legislation on the agricultural economy, and on the financial condition of the Company, is not expected to be significant in the short-term. The longer-term impact on the financial condition of the Company of such a major change in the federal government's role in agriculture cannot be predicted at this time.

The Company's energy business is impacted by factors such as weather conditions in the Northeast and the relationship of supply and demand for petroleum products worldwide as well as within Agway's market. Agway's retail and insurance businesses can be impacted by weather conditions as well as from fluctuations in the economy in the northeastern United States that, in general, affect consumer demand for products. To the extent that these factors adversely affect the customers of the Company, the financial condition of the Company could be adversely affected.

COMMODITY PRICE RISK. The Company has exposure to adverse price fluctuations associated with certain commodity inventories, product gross margins and certain anticipated transactions in its Agriculture and Energy segments. Commodities such as corn, soy complex, oats, wheat, gasoline, fuel oil, and propane are purchased at market prices which are subject to volatility. In order to manage the risk of market price fluctuations, the Company enters into various exchange-traded futures and option contracts and over-the-counter option contracts with third parties. The Company closely monitors and manages its exposure to market price risk on a daily basis in accordance with formal policies established for this activity. However, due to the volatility of the commodities market, the Company may experience losses (as well as gains) from the use of such contracts during the year. Any losses (or gains) from the use of such contracts may or may not be realized at the same level in future years.

INTEREST RATE RISK. Telmark, the Company's leasing business, endeavors to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and repricing characteristics of funds borrowed to finance its lease activities with the maturity and repricing characteristics of its lease portfolio. However, a rise in interest rate would increase the cost of that portion of debt which is not precisely matched to the characteristics of the portfolio and could lower the value of outstanding leases in the secondary market. In addition, higher interest rates, inasmuch as they would increase the cost of funds borrowed by the Company, would also increase the cost of leases and could decrease demand for leases.

ENVIRONMENTAL ISSUES. The Company is subject to a number of governmental regulations concerning environmental matters, either directly or as a result of the operations of its subsidiaries. The Company expects that it will be required to expend funds to participate in the remediation of certain sites, including sites where the Company has been designated by the Environmental Protection Agency (EPA) as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and sites with underground fuel storage tanks, and will incur other expenses associated with environmental compliance.

At June 30, 1998, the Company has been designated as a PRP under CERCLA or as a third party to the original PRPs in several Superfund sites. The liability under CERCLA is joint and several, meaning that the Company could be required to pay in excess of its pro rata share of remediation costs. The Company's understanding of the financial strength of other PRPs at these Superfund sites has been considered, where appropriate, in the Company's determination of its estimated liability.

The Company continually monitors its operations with respect to potential environmental issues, including changes in legally mandated standards and remediation technologies. Agway's recorded liability reflects those specific issues where remediation activities are currently deemed to be probable and where the cost of remediation is estimable. Estimates of the extent of the Company's degree of responsibility of a particular site and the method and ultimate cost of remediation require a number of assumptions for which the ultimate outcome may differ from current estimates; however, the Company believes that its past experience provides a reasonable basis for estimating its liability. As additional information becomes available, estimates are adjusted as necessary. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that the result of ongoing and/or future environmental studies or other factors could alter this expectation and require the recording of additional liabilities. The extent or amount of such events, if any, cannot be estimated at this time.

YEAR 2000. The approach of the year 2000 presents potential issues to all organizations who use computers in the conduct of their business or depend on business partners who use computers. To the extent computer use is date-sensitive, hardware or software that recognizes the year by the last two digits may erroneously recognize "00" as 1900 rather than 2000, which could result in errors or system failures. Agway utilizes a number of computers and computer software (systems) in the conduct of its business. Many systems are for specific business segments and others have broader corporate-wide use. Systems are principally involved in the flow of information rather than in the processing, manufacturing, and distributing operations.

The Company has completed significant assessments in its major business operations, continues to assess all of these areas, and has developed or, in some cases, is in the process of developing the implementation plans to address the issues identified. The Company anticipates that solutions to all year 2000 areas above will be implemented and tested no later than December 1999.

The Company engaged an international consulting firm in March 1998 to evaluate the Company's approach to year 2000 plans and implementation compared to industry "best practices." Based on this review, the Company has increased the involvement of higher-level management to assure a focus on the implementation timetable and the development of specific contingency plans, and has initiated development of a more comprehensive enterprise-wide testing environment to be in place by December 1998.

The year 2000 compliance issue is an uncertainty that is continuously being monitored as the Company implements its plans. Based on the work performed to date, the Company presently believes that the likelihood of the year 2000 having a material effect on the results of operations, liquidity, or financial condition is remote. Notwithstanding the foregoing, it is not presently clear that all parts of the country's infrastructure, including such things as the national banking systems, electrical power, transportation of goods, communications, and governmental activities, will be fully functioning as the year 2000 approaches. To the extent failure occurs in such activities, which are outside the Company's control, it could affect the Company's sources of supply and the Company's ability to service its customers with the same degree of effectiveness with which they are served presently. The Company is identifying elements of the infrastructure that are of greater significance to its operations, obtaining information on an ongoing basis as to their expected year 2000 readiness, and determining alternative solutions if required.

See Management's Discussion and Analysis of Financial Condition and Results of Operations (Item 7) and Quantitative and Qualitative Disclosures about Market Risk (Item 7a) in Agway Inc.'s most recently filed Form 10-K.

       SELECTED FINANCIAL DATA OF AGWAY INC. AND CONSOLIDATED SUBSIDIARIES
                         AND RATIO OF MARGINS (EARNINGS)
            (Thousands of Dollars Except Per Share and Ratio Amounts)

The following Selected Financial Data of the Company and Consolidated Subsidiaries has been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, whose report for the years ended June 30, 1998, 1997 and 1996 is included in the Annual Report on Form 10-K, and should be read in conjunction with the full consolidated financial statements of the Company and Notes thereto.

                                       (In Thousands of Dollars Except Per Share Amounts)
                               --------------------------------------------------------------------
                                                       Years Ended June 30
                               --------------------------------------------------------------------
                                   1998          1997          1996          1995           1994
                               -----------   -----------   -----------   -----------    -----------

Net sales and revenues (1)..   $ 1,562,943   $ 1,671,714   $ 1,663,085   $ 1,592,857    $ 1,695,129

Margin (loss) from
  continuing operations (2)    $    12,798   $    10,670   $    11,147   $    (7,800)   $       555

Net margin (loss)(2)(3)(4) .   $    41,754   $    10,670   $    12,662   $   (15,730)   $    (3,445)

Total assets(1) ............   $ 1,418,231   $ 1,300,261   $ 1,245,891   $ 1,225,193    $ 1,273,958

Total long-term debt .......   $   354,529   $   330,371   $   291,666   $   268,310    $   253,104

Total long-term subordinated
   debt ....................   $   462,196   $   438,127   $   414,927   $   399,064    $   407,144

Cash dividends per share
   of common stock .........   $      1.50   $      1.50   $      1.50   $      1.50    $      1.50

(1) Certain amounts reported in fiscal years ended June 30, 1994-1997, have been reclassified to conform to the current year presentation.

(2) The  1994  data   reflects  a  $6,065  credit  before  taxes  from  business restructuring; 1995 data reflects a credit before taxes from business restructuring of $3,248; and 1996 data reflects a $1,943 credit before taxes from business restructuring.

(3) The 1994 data reflects an after-tax operating loss of $4,000 from discontinued operations; 1995 data reflects an after-tax loss of $12,360 in discontinued operations related to Hood and an after-tax gain on the sale of Curtice Burns of $4,430; and 1996 data reflects an after-tax gain on the sale of Hood of $1,515, net of operating losses until the time of sale.

(4) Effective July 1, 1997, the Company changed its method of determining the market-related value of its plan assets under Statement of Financial Accounting Standards (SFAS) No. 87, "Accounting for Pensions." A cumulative effect adjustment, net of tax, of $28,956 increased net margin in 1998.

       SELECTED FINANCIAL DATA OF AGWAY INC. AND CONSOLIDATED SUBSIDIARIES
                         AND RATIO OF MARGINS (EARNINGS)
            (Thousands of Dollars Except Per Share and Ratio Amounts)

RATIO OF MARGINS (EARNINGS)

For purposes of this ratio, margins from continuing operations represent margins before (i) income taxes and discontinued operations and (ii) fixed charges and preferred dividend requirements. Fixed charges include interest on debt and the interest factor of rent. The pro-forma ratio of adjusted margins to fixed charges and adjusted margins to fixed charges and preferred dividends combined, of Agway Inc. (parent) as of June 30, 1998, after giving effect to the issuance of the Certificates offered hereby, would be 2.6 and 2.1, respectively.

                                                              June 30,
                                                    ----------------------------
                                                    1998  1997  1996  1995  1994
                                                    ----  ----  ----  ----  ----
Ratio of adjusted margins to fixed charges:
   Agway Inc. and Consolidated Subsidiaries          1.3   1.2   1.3   *     1.1
                                                     ===   ===   ===   ===   ===
   Agway Inc.(1)                                     3.1   1.4   3.8   1.6   *
                                                     ===   ===   ===   ===   ===
Ratio of adjusted margins to fixed charges
 and preferred dividends combined:
   Agway Inc. and Consolidated Subsidiaries          1.2   1.1   1.2   *     *
                                                     ===   ===   ===   ===   ===
   Agway Inc.(1)                                     2.4   1.2   2.5   2.0   *
                                                     ===   ===   ===   ===   ===

*Adjusted net margin is inadequate to cover fixed charges or fixed charges and preferred dividends combined. See below for amount deficient.

                                                                   June 30,
                                              ------------------------------------------------
                                                1998      1997       1996      1995      1994
                                              -------   --------   -------   -------   -------
Deficiency of adjusted net margins to
 total fixed charges:
   Agway Inc. and Consolidated Subsidiaries     N/D        N/D       N/D     $ 6,053     N/D
                                              =======   ========   =======   =======   =======
   Agway Inc. (1)                               N/D        N/D       N/D        N/D    $17,330
                                              =======   ========   =======   =======   =======
Deficiency  of  adjusted  net  margins  to
total  fixed  charges  and  preferred
   dividends combined:
   Agway Inc. and Consolidated Subsidiaries     N/D        N/D       N/D     $12,599   $31,530
                                              =======   ========   =======   =======   =======
   Agway Inc. (1)                               N/D        N/D       N/D       N/D     $19,619
                                              =======   ========   =======   =======   =======

(1) Parent-company ratios are presented since all of AFC's debt is guaranteed by Agway Inc. This guarantee is full and unconditional, and joint and several.

N/D      No deficiency.

                                 USE OF PROCEEDS

There is no underwriting of the securities offered; thus, there is no assurance that all or any of the proceeds will be received. The net proceeds of the sale of the offered securities will be no greater than $245,000,000. The funds received will be applied by the Companies approximately in the relative order that follows:

                                               AGWAY           AFC          TOTAL             %
                                          ------------   ------------   ------------    ---------
Offering expenses                         $      1,000   $    175,700   $    176,700          .07
Repurchase of outstanding securities         2,500,000     99,600,000    102,100,000        41.67
Redemption of short- and long-term debt              0    142,723,300    142,723,300        58.26
                                          ------------   ------------   ------------    ---------
                                          $  2,501,000   $242,499,000   $245,000,000       100.0%
                                          ============   ============   ============    =========

Although the exact amount is presently indeterminable, it is anticipated, assuming that all securities hereby offered are sold, that approximately $102,100,000 of the proceeds of this offering will be used for the repurchase of outstanding securities, which is a continuation of a practice of providing a market for the securities by repurchasing such securities (at par value in the case of preferred and common stock, and at the principal plus accrued interest in the case of debentures and money market certificates) as the holders (members or other investors) elect to tender the securities for repurchase. Proceeds from the offering pending its actual use will be used to pay down short-term debt. As of August 26, 1998, the range of interest rates and maturities of short-term debt that will be paid down was 5.54% - 5.56% and August 28, 1998 September 2, 1998, respectively. The practice of repurchasing securities will not be followed with respect to the 7.75% Certificates and 8.00% Certificates described herein. To the extent proceeds are available, the amounts of each type of security estimated to be repurchased within the next year are as follows:

                    Money Market Certificates   $ 98,400,000
                    Subordinated Debentures        1,200,000
                    Preferred Stock                2,400,000
                    Common Stock                     100,000
                                                ------------
                                                $102,100,000
                                                ============

As of August 26, 1998, approximately $77,400,000 of the above money market certificates, at rates of 6.50%-9.00%, mature on October 31, 1998. Because the remaining securities estimated to be repurchased are those presented by the holders, the Companies cannot determine at this time the interest rates or maturities of the debt securities which may be repurchased. However, as described in detail under the heading "Description of the Interest Reinvestment Option" on page 19, the possible range of interest rates and maturities is 4.5%
- 9.5% and 1998 - 2013, respectively. If the proceeds of this offering are not sufficient to provide funds for the repurchase of all securities tendered for repurchase, Agway intends to utilize available cash from other sources for additional repurchases. Long-term debt which may be paid consists of capital leases and non-compete payments.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

AGWAY INC.

     DESCRIPTION OF 8% CUMULATIVE PREFERRED STOCK, SERIES B ($100 PAR VALUE)

Agway is authorized to issue 250,000 shares of 8% cumulative preferred stock, Series B, having a par value of $100 per share (the "Series B Preferred Stock"). As of August 26, 1998, 235,780 shares of Series B Preferred Stock, with total par value of $23,578,000, were outstanding. The following summary of the Series B Preferred Stock is subject in all respects to the provisions of the amended Certificate of Incorporation and By-laws of Agway, which are incorporated by reference to this Registration Statement. The exhibits incorporated by reference thereto may be obtained from the Commission or from Agway in the same manner as the documents described under "Available Information" on page 2 of this Prospectus.

DIVIDEND RIGHTS. The holders of shares of Series B Preferred Stock are entitled to cumulative dividends at the rate of 8% per annum. The 6% Series A Preferred Stock has priority with respect to the payment of dividends over the Series B Preferred Stock, 8% cumulative preferred stock, Series B-1 (the "Series B-1 Preferred Stock"), 7% cumulative preferred stock, Series C (the "Series C Preferred Stock"), and Series HM Preferred Stock (as defined below). There are no restrictions in any indenture or other agreement respecting the payment of dividends on cumulative preferred stock.

VOTING RIGHTS. The holders of Series B Preferred Stock are not entitled to vote for directors, to participate in meetings or management of Agway, or to vote in any proceedings except in such statutory proceedings as to which their votes are required by law.

LIQUIDATION RIGHTS. In the event of any distribution of assets in liquidation or dissolution of Agway, all debts of Agway shall be paid before the holders of any class or series of preferred stock or common stock are entitled to any distribution of assets. If assets remain after all debts are paid, the holders of the Series A Preferred Stock shall receive the full par value thereof, together with all cumulative dividends declared, accrued, and unpaid to date of distribution, before any funds shall be distributed to holders of Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock or Series HM Preferred Stock. The holders of Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock and Series HM Preferred Stock shall first receive the full par value thereof, together with all cumulative dividends accrued and unpaid to date of distribution, before any funds shall be distributed to holders of common stock of Agway, or credited to retained margins of Agway.

GENERAL. The Series B Preferred Stock has no pre-emptive or conversion rights. The shares of Series B Preferred Stock will be, when issued, duly authorized, validly issued and fully paid and non-assessable and the holders thereof will not be liable for any payment of Agway's debts.

TRANSFER.  Shares of Series B Preferred Stock are freely transferable.

REDEMPTION PROVISIONS. The Series B Preferred Stock is subject, at the option of the Board of Directors, to redemption, as a whole or in part, upon payment of the par value thereof ($100 per share) with all accrued dividends to the date fixed for redemption. In case of partial redemption, shares to be redeemed shall be drawn by lot. There are no restrictions in any indenture or other document respecting the redemption or purchase of shares by Agway.

REPURCHASE PRACTICE. While there is no guarantee of repurchase, it is the present practice of Agway to repurchase, at par, the share of any holder of Series B Preferred Stock when presented for repurchase, and it is the present intention of Agway to follow such practice in the future.

    DESCRIPTION OF HONORARY MEMBER PREFERRED STOCK, SERIES HM ($25 PAR VALUE)

Agway is authorized to issue 80,000 shares of Honorary Member preferred stock having a par value of $25 per share (the "Series HM Preferred Stock"). As of August 26, 1998, 2,571 shares of Series HM Preferred Stock, with total par value of $64,275, were outstanding. The summary description of the Series HM Preferred Stock which follows is subject in all respects to the provisions of the amended Certificate of Incorporation and By-laws of Agway, which are incorporated by reference in this Registration Statement.

LIMITATIONS ON OWNERSHIP AND TRANSFER. Series HM Preferred Stock may be issued only to individuals who have previously held Agway Membership Common Stock. No more than one share of such stock may be issued to any one person, and Agway, acting in its capacity as transfer agent, prevents two shares being issued to the same person. No subscription for this stock will be accepted unless the subscriber was a member of Agway. Series HM Preferred Stock may not be transferred other than to Agway except with its written consent endorsed on the certificate. Pursuant to its Bylaws, Agway will permit transfer of such stock only to persons who were members in Agway and will limit ownership of the stock to one share per person.

DIVIDEND RIGHTS. The holders of the Series HM Preferred Stock are entitled to receive annual dividends, when, as and if declared by the Board of Directors. Dividends are non-cumulative. There are no restrictions in any indenture or other agreement respecting the payment of dividends on Series HM Preferred Stock.

VOTING RIGHTS.  The holders of Series HM Preferred Stock have no voting rights.

LIQUIDATION RIGHTS. In the event of any distribution of assets in liquidation or dissolution of Agway, all debts of Agway shall be paid before the holders of any class or series of preferred stock or common stock are entitled to any distribution of assets. If assets remain after all debts are paid, the holders of the Series HM Preferred Stock would be entitled, subject to the liquidation rights of the Series A Preferred Stock, Series B Preferred Stock, Series B-1
Preferred Stock and Series C Preferred Stock, to receive only the par value thereof ($25 per share) plus accrued dividends, if any. Any net assets of Agway remaining after payment of the par value and accrued dividends on the Series HM Preferred Stock would be distributed to the holders of the common stock of Agway and any net assets remaining after the rights of such holders had been satisfied would be distributed to the members and/or patrons of Agway to whom its retained margin would be credited.

GENERAL. The Series HM Preferred Stock has no pre-emptive or conversion rights. The shares of Series HM Preferred Stock will be, when issued, duly authorized, validly issued and fully paid and non-assessable and the holders thereof will not be liable for any payment of Agway's debts.

REDEMPTION PROVISIONS. The Series HM Preferred Stock is subject, at the option of the Board of Directors, to redemption, as a whole or in part, upon payment of the par value thereof ($25 per share) with all accrued dividends to the date fixed for redemption. In case of partial redemption, shares to be redeemed shall be drawn by lot. There are no restrictions in any indenture or other document respecting the redemption or purchase of shares by Agway.

REPURCHASE PRACTICE. While there is no guarantee of repurchase, it is the present practice of Agway to repurchase, at par, the share of any holder of Series HM Preferred Stock when presented for repurchase, and it is the present intention of Agway to follow such practice in the future.

             DESCRIPTION OF MEMBERSHIP COMMON STOCK ($25 PAR VALUE)

Agway is authorized to issue 300,000 shares of membership common stock having a par value of $25 per share (the "Membership Common Stock"). As of August 26, 1998, 102,133 shares of Membership Common Stock (74,592 shares active and 27,541 shares called by the Company but not surrendered by the holder), with total par value of $2,553,325, were outstanding. The summary description of the Membership Common Stock which follows is subject in all respects to the provisions of the amended Certificate of Incorporation and By-laws of Agway, which are incorporated by reference in this Registration Statement.

LIMITATIONS ON OWNERSHIP AND TRANSFER. Membership Common Stock may be issued only to persons entitled to membership in Agway. No more than one share of such stock may be issued to any one person, and Agway, acting in its capacity as transfer agent, prevents two shares from being issued to the same person either through new application or transfer. No subscription for Membership Common Stock will be accepted unless the subscriber is qualified for membership in Agway, as determined by a local geographic committee applying criteria set forth in Agway's By-laws. Membership in Agway consists of farmers or cooperative organizations of farmers who are record holders of one share of Membership Common Stock of Agway and who purchase farm supplies or farm services or market farm products through Agway, franchisees, or certain dealers. Membership Common Stock may not be transferred other than to Agway except with its written consent endorsed on the certificate. Pursuant to its By-laws, Agway will permit transfer of such stock only to persons entitled to membership in Agway and will limit ownership of the stock to one share per person. If any holder of Membership Common Stock has ceased to be a member of Agway because the member has ceased to be a farmer, or because the member has done no business with Agway since the beginning of its preceding fiscal year, such stock held by the member may be called for repurchase at the par value thereof, plus accrued dividends, if any. It is the present intention of Agway to call such stock for repurchase under such circumstances. Stock not being called for repurchase would allow the continued rights and privileges of membership.

DIVIDEND RIGHTS. The holders of the Membership Common Stock are entitled to receive annual dividends, when, as and if declared by the Board of Directors, up to 8% per annum. Dividends are non-cumulative. The holders of preferred stock are entitled to receive, when, as and if declared by the Board of Directors, preferential dividends before any dividends shall be declared or paid or set aside for the Membership Common Stock. Such dividends are cumulative except in the case of HM Preferred Stock. There are no other restrictions in any indenture or other agreement respecting the payment of dividends on Membership Common Stock.

VOTING RIGHTS. The Membership Common Stock carries the exclusive voting rights of Agway, on the basis of one vote for each share of such stock.

LIQUIDATION RIGHTS. In the event of any liquidation of Agway or other disposition of its assets, the holders of the Membership Common Stock would be entitled, after all debts of Agway are paid, subject to the liquidation rights of the Series A Preferred Stock, the Series B Preferred Stock, the Series B-1 Preferred Stock, the Series C Preferred Stock and the Series HM Preferred Stock to receive only the par value thereof ($25 per share) plus dividends declared and unpaid, if any, for the current year. Any net assets of Agway remaining after payment of the par value and accrued dividends on the Membership Common Stock would be distributed to the members and/or patrons of Agway to whom its retained margin would be credited. No person is entitled to any distribution of assets with respect to the retained margin or otherwise prior to the dissolution of Agway.

GENERAL. The Membership Common Stock has no pre-emptive or conversion rights. The shares of Membership Common Stock will be, when issued, duly authorized, validly issued and fully-paid and non-assessable and the holders thereof will not be liable for any payment of Agway's debts.

REDEMPTION PROVISIONS. The Membership Common Stock is subject to redemption if any holder ceases to be a member of Agway.

REPURCHASE PRACTICE. While there is no guarantee of repurchase, it is the present practice of Agway to repurchase, at par, the share of any holder of Membership Common Stock when presented for repurchase, and it is the present intention of Agway to follow such practice in the future.

AGWAY FINANCIAL CORPORATION

The following are the securities currently being issued by AFC, which are guaranteed by Agway (such securities being referred to herein as the
"Certificates"). This guarantee is full and unconditional, and joint and several. AFC may change the minimum rate of interest offered or the maturity date for Certificates sold after the date of such change by filing a supplement to this Prospectus with the Securities and Exchange Commission setting forth the new terms. Any change in the interest rate or maturity date offered will not affect the rate of interest on or maturity date of any Certificates theretofore issued. The Certificates include:

o Subordinated Money Market Certificates (minimum 6.75% per annum) due October 31, 2013(the "6.75% Certificates")

o Subordinated Member Money Market Certificates (minimum 7.25% per annum) due October 31, 2013 (the "7.25% Member Certificates")

o Subordinated Money Market Certificates (minimum 7.00% per annum) due October 31, 2013 (the "7.00% Certificates")

o Subordinated Member Money Market Certificates (minimum 7.50% per annum) due October 31, 2013 (the "7.50% Member Certificates")

o Subordinated Money Market Certificates (minimum 7.75% per annum) due October 31, 2004 (the "7.75% Certificates")

o Subordinated Money Market Certificates (minimum 8.00% per annum) due October 31, 2006 (the "8.00% Certificates")

o Subordinated Member and Subordinated Money Market Certificates under the Interest Reinvestment Option (ranging from minimum of 4.5% to 9.5% per annum) due from October 31, 1998 through October 31, 2013

AGWAY FINANCIAL CORPORATION

                         DESCRIPTION OF THE CERTIFICATES

INTEREST RATES. Interest on the 6.75% Certificates and 7.25% Member Certificates, issued in $100 denominations, is payable semiannually on January 1 and July 1, and at maturity, at a rate per annum for each semiannual period equal to the greater of (1) the Certificates' "stated rate" (the "stated rate" is 6.75% for the 6.75% Certificates and 7.25% for the 7.25% Member Certificates); and (2) one-half percent (.5%) below the "Treasury Bill Rate" (as defined below).

Interest on the 7.00% Certificates and 7.50% Member Certificates, issued in $5,000 denominations, is payable semiannually on January 1 and July 1, and at maturity, at a rate per annum for each semiannual period equal to the greater of
(1) the Certificates' "stated rate" (the "stated rate" is 7.00% for the 7.00% Certificates and 7.50% for the 7.50% Member Certificates); and (2) the "Treasury Bill Rate" (as defined below).

Interest on the 7.75% and 8.00% Certificates, issued in $2,000 denominations, is payable semiannually on January 1 and July 1, and at maturity, at a rate per annum for each semiannual period equal to the greater of (1) the Certificates' "stated rate" (the "stated rate" is 7.75% for the 7.75% Certificates and 8.00% for the 8.00% Certificates); and (2) the "Treasury Bill Rate" (as defined below).

U.S. Treasury bills are issued and traded on a discount basis, the amount of the discount being the difference between their face value at maturity and their sales price. The per annum discount rate on a U.S. Treasury bill is the percentage obtained by dividing the amount of the discount on such U.S. Treasury bill by its face value at maturity and annualizing such percentage on the basis of a 360-day year. The Federal Reserve Board currently publishes such rates weekly in its Statistical Release H.15 (519). Unlike the interest on U.S. Treasury bills, interest on the Certificates will not be exempt from state and local income taxation.

The "Treasury Bill Rate" for each semiannual interest payment date is the arithmetic average of the weekly per annum auction average discount rates at issue date for U.S. Treasury bills with maturities of 26 weeks (which may vary from the market discount rates for the same weeks), as published for each week by the Federal Reserve Board, during the period June 1 to November 30, inclusive, for the January 1 interest payment date or during the period December 1 to May 31, inclusive, for the July 1 interest payment date or during the period June 1 to September 30 for interest payable on the maturity date (each such period, an "Interest Determination Period"). In the event that the Federal Reserve Board does not publish the weekly per annum auction average discount rate for a particular week, AFC shall select a publication of such rate by any Federal Reserve Bank or any U.S. Government department or agency to be used in computing the arithmetic average. The Treasury Bill Rate will be rounded to the nearest one hundredth of a percentage point.

In the event that AFC in good faith determines that for any reason a Treasury Bill Rate is not published for a particular week in an Interest Determination Period with respect to a particular interest payment date or the maturity date, as applicable, an "Alternate Rate" will be substituted for the Treasury Bill Rate for such period and date. The Alternate Rate will be the arithmetic average of the weekly per annum auction average discount rates for those weeks in the relevant Interest Determination Period for which rates are published as described above, if any, and the weekly per annum auction average discount rates or market discount rates or stated interest rates for comparable issue(s) of securities as is selected by AFC, with the concurrence of the Trustee, for those weeks in the Interest Determination Period for which no rate is published as described above. The Alternate Rate will be rounded to the nearest one hundredth of a percentage point.

In the further event that AFC in good faith determines that neither the Treasury Bill Rate nor Alternate Rate can be computed for the period June 1 to November 30, inclusive, for the January 1 interest payment date or for the period December 1 to May 31, inclusive, for the July 1 interest payment date, the rate of interest payable with respect to any Certificate will be the rate stated thereon.

The last interest payment date for the Certificates is the date of maturity. Interest payable on the Certificates at maturity shall be calculated as described above, during the period June 1 to September 30 in the year of maturity.

                   DESCRIPTION OF THE CERTIFICATES (CONTINUED)

The following chart sets forth for the periods indicated:

(1)  The "Treasury Bill Rate," as defined above.
(2) The highest per annum discount rate on six month U.S. Treasury Bills at one of the 26 auctions during the period used to calculate the "Treasury Bill Rate."
(3) The lowest per annum discount rate on six month U.S. Treasury Bills at one of the 26 auctions during the period used to calculate the "Treasury Bill Rate."

               Payment             Average
                Date         "Treasury Bill Rate"      High             Low
-------------------------------------------------------------------------------

               Jan.-89               7.33%            8.13%            6.67%
               Jul.-89               8.53%            9.12%            8.21%
               Jan.-90               7.68%            8.08%            7.35%
               Jul.-90               7.70%            8.03%            7.30%
               Jan.-91               7.35%            7.75%            6.96%
               Jul.-91               6.05%            6.96%            5.61%
               Jan.-92               5.32%            5.97%            4.50%
               Jul.-92               3.97%            4.39%            3.71%
               Jan.-93               3.28%            3.90%            2.78%
               Jul.-93               3.13%            3.46%            2.95%
               Jan.-94               3.16%            3.30%            3.02%
               Jul.-94               3.71%            4.81%            3.14%
               Jan.-95               5.04%            5.85%            4.53%
               Jul.-95               6.01%            6.42%            5.65%
               Jan.-96               5.37%            5.61%            5.22%
               Jul.-96               5.01%            5.25%            4.71%
               Jan.-97               5.20%            5.38%            5.07%
               Jul.-97               5.18%            5.45%            4.97%
               Jan. 98               5.13%            5.26%            5.01%
               Jul. 98               5.11%            5.30%            4.91%

If the Certificates currently being offered had been outstanding on July 1, 1998, the stated interest rates would have been paid. Although the period June 1, 1998 to November 30, 1998, is not complete as of the date of this Prospectus (and hence the Treasury Bill Rate for the January 1, 1999 interest payment date cannot yet be determined), the average Treasury Bill Rate as of August 26, 1998 was 5.05%.

The six-month U.S. Treasury Bill Rate has fluctuated widely during the periods shown in the chart. This rate can be expected to fluctuate in the future and may vary beyond the ranges set forth in the above chart. These fluctuations will cause the rate of interest payable on the Certificates issued in $5,000 and $2,000 denominations to exceed the stated rate whenever the Treasury Bill Rate exceeds the stated rate. Interest payable on the Certificates issued in $100 denominations will exceed the stated rate when the Treasury Bill Rate exceeds the stated rate by more than one-half percent (.5%).

                   DESCRIPTION OF THE CERTIFICATES (CONTINUED)

GENERAL. On November 24, 1997, The Chase Manhattan Bank assumed Trustee responsibilities from Mellon Bank. F.S.B. pursuant to the purchase of the corporate trust business of Mellon Bank. Prior to the purchase, Mellon Bank, F.S.B. assumed Trustee responsibilities from Key Bank of New York pursuant to an Agreement of Resignation, Appointment and Acceptance dated September 3, 1996 by and among KeyCorp, Key Bank of New York, Agway Financial Corporation and Mellon Bank. AFC is authorized to issue the Certificates pursuant to the indenture dated as of August 23, 1989, between AFC and the Key Bank of New York, as Trustee at that time, as supplemented by the supplemental indenture dated August 24, 1992. The indenture and supplemental indenture are filed as exhibits to the Registration Statement and reference is made thereto for a complete statement of the terms and provisions of these Certificates.

The Certificates bear interest payable semiannually on January 1 and July 1 of each year and at maturity at the rates quoted herein. Principal and interest on the Certificates will be payable at the office of the transfer agent, Agway, in DeWitt, New York. Additional amounts may be added to the principal of any Certificate pursuant to an election by the holder thereof to have the semiannual interest payments added to and increase the principal amount of the Certificate. The 6.75% Certificates and 7.25% Member Certificates are to be issued in registered form only in denominations of $100 and multiples thereof. The 7.00% Certificates and 7.50% Member Certificates are to be issued in registered form only in denominations of $5,000 and multiples thereof. The 7.75% and 8.00% Certificates (not eligible for the Company's normal repurchase practice) are to be issued in registered form only in denominations of $2,000 and multiples thereof.

The Certificates are unsecured obligations of AFC, and the payment thereof is to be subordinated to other debt (except debts similarly subordinated) as hereinafter described. There is no provision in the indentures that would prevent AFC or Agway from incurring additional debt or which would restrict the interest rate or other terms of such other debt.

LIMITATIONS ON OWNERSHIP AND TRANSFER. The 7.25% Member Certificates and 7.50% Member Certificates may be purchased only by members of Agway. The 6.75% and 7.00% Certificates may be sold to the general public and are generally purchased by non-member patrons of Agway, Agway employees and former employees. The 7.75% and 8.00% Certificates (not subject to repurchase practice) may be purchased by both members of Agway and the general public.

Agway, acting as transfer agent, is able to prevent issuing or reissuing a Member Money Market Certificate to other than holders of the Membership Common and Honorary Member Preferred Stock.

REDEMPTION PROVISIONS. Upon not less than 30 days' written notice, AFC may, at its option, redeem all, or by lot, from time to time any part of the Certificates at the principal amount thereof, together with accrued interest from the last interest payment date to the date fixed for redemption at the stated rate. Should the Certificates be redeemed by lot, all Certificates not redeemed will be accorded equal treatment in any subsequent redemption.

REPURCHASE PRACTICE. While there is no guarantee of repurchase, it is the present practice of AFC to repurchase at face value, plus interest accrued at the stated rate, the Certificates of any holder whenever presented for repurchase. It is the intention of AFC to follow such practice in the future with respect to all of the Certificates offered in this Prospectus except the 7.75% and 8.00% Certificates, which AFC does not intend to repurchase.

INTEREST REINVESTMENT OPTION. At the time of application for purchase of the Certificates, or at any time thereafter, the holder may elect to have all interest paid on the Certificate reinvested automatically. In the event that the automatic reinvestment option is elected, the interest due on each semiannual interest payment date will be added to the principal amount of the Certificate and will earn interest thereafter on the same basis as the original principal amount. This election may be revoked only as to future interest payments at any time by written notice to AFC, effective on the date when the revocation notice is duly received by AFC. Interest reinvested will be subject to federal income tax as if it had been received by the certificate holder at the time reinvested.

                   DESCRIPTION OF THE CERTIFICATES (CONTINUED)

SUBORDINATION PROVISIONS. The payment of the principal and interest on the Certificates is subordinated in right of payment, to the extent set forth in the indenture, to the prior payment in full of all "Senior Debt." Senior Debt is defined as the principal of, and interest on (a) indebtedness (other than the indebtedness of AFC with respect to its debentures and Certificates issued under indentures dated as of October 1, 1974, September 1, 1976, September 1, 1978, September 1, 1985, September 1, 1986, August 24, 1987, August 23, 1988 and August 23, 1989 and supplemental indenture dated August 24, 1992) of AFC for money borrowed from or guaranteed to banks, trust companies, insurance companies, and other financial institutions, including dealers in commercial paper, charitable trusts, pension trusts, and other investing organizations, evidenced by notes or similar obligations, or (b) indebtedness (other than with respect to the indentures noted in clause (a) above) of AFC evidenced by notes, debentures or certificates issued under the provisions of an indenture or similar instrument between AFC and a bank trust company, unless in any case covered by clause (a) or (b) the instrument creating or evidencing the indebtedness provides that such indebtedness is not superior or is subordinate in right of payment to the certificates. Senior Debt, as thus defined, includes all debt presently outstanding except indebtedness with respect to the debentures described in clause (a) above. As of August 26, 1998, Senior Debt of $19,150,000 was outstanding.

In the event of any distribution of assets of AFC under any total liquidation or reorganization of AFC, the holders of all Senior Debt shall be entitled to receive payment in full before the holders of the Certificates are entitled to receive any payment. After payment in full of the Senior Debt, the holders of the Certificates will be entitled to participate in any distribution of assets, both as such holders and by virtue of subrogation to the rights of the holders of Senior Debt, to the extent that the Senior Debt was benefited by the receipt of distributions to which the holders of the Certificates would have been entitled if there had been no subordination. By reason of such subordination, in the event of AFC's insolvency, holders of Senior Debt may receive more, ratably, and holders of the certificates may receive less, ratably, than other creditors of AFC. The subordinated debentures and Certificates rank pari passu with each other.

MODIFICATION OF INDENTURES. The indentures permit modification or amendment thereof, but no modification of the terms of payment or reduction of the percentage required for modification will be effective against any certificate holder without his consent.

EVENTS OF DEFAULT AND WITHHOLDING OF NOTICE THEREOF TO CERTIFICATE HOLDERS. The indentures provide for the following Events of Default: (i) failure to pay interest upon any of the Certificates when due, continued for a period of 30 days; (ii) failure to pay principal of the Certificates or Senior Debt when due;
(iii) failure to perform any other covenant of AFC as set forth in the indentures, continued for 90 days after written notice by the Trustee or the
holders  of  at  least  25%  in  principal  amount  of  the  Certificates   then
outstanding.

The Trustee, within 90 days after the occurrence of the default, is to give the certificate holders notice of all defaults known to Trustee, unless cured prior to the giving of such notice, provided that, except in the case of default in the payment of principal or interest on any of the Certificates, the Trustee may withhold such notice if and so long as it in good faith determines that the withholding of such notice is in the interest of the certificate holders.

Upon the happening and during the continuance of a default, the Trustee or the holders of 25% in aggregate principal amount of the Certificates may declare the principal of all the Certificates and the interest accrued thereon due and payable, but the holders of a majority of the Certificates may waive all defaults and rescind such declaration if the default is cured. Subject to the provisions of the indenture relating to the duties of the Trustee in case any such default shall have occurred and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers at the request, order or direction of any of the certificate holders unless they shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for security or indemnity, a majority of the holders of outstanding Certificates will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee.

                   DESCRIPTION OF THE CERTIFICATES (CONTINUED)

GUARANTEE BY AGWAY. If AFC or any of its successors fails punctually to pay any such principal and interest, Agway has guaranteed to cause any such payment to be punctually made when and as such payment becomes due and payable, whether at maturity, upon acceleration or mandatory redemption or otherwise. This guarantee is full and unconditional, and joint and several. To the extent that Agway has guaranteed payments due under the Certificates, its failure to make payment under its guarantee shall constitute an Event of Default under the indenture, and Certificate holders may proceed against Agway to the same extent, and in the same manner, as described above under "Events of Default and Withholding Notice Thereof to Certificate Holders."

THE TRUSTEE. On November 24, 1997, The Chase Manhattan Bank assumed Trustee responsibilities from Mellon Bank, F.S.B. pursuant to the purchase of the corporate trust business of Mellon Bank. Prior to the purchase, Mellon Bank, F.S.B. assumed Trustee responsibilities from Key Bank of New York pursuant to an Agreement of Resignation, Appointment and Acceptance dated September 3, 1996 by and among KeyCorp, Key Bank of New York, Agway Financial Corporation and Mellon Bank. Key Bank of New York was the Trustee under a supplemental indenture dated as of October 1, 1986, between Key Bank, Agway and AFC, which amends the indentures between the Key Bank and Agway dated as of October 1, 1974, September 1, 1976, September 1, 1978, September 1, 1985, and September 1, 1986. The debentures and certificates issued under the October 1, 1974, September 1, 1976, September 1, 1978, September 1, 1985, September 1, 1986, August 24, 1987, and August 23, 1988 indentures and the supplemental indenture dated August 24, 1992 rank equally as debt instruments of AFC with the certificates covered by the indenture dated August 23, 1989 being described herewith.

The indentures contain certain limitations on the right of the Trustee, as a creditor of AFC, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

AUTHENTICATION AND DELIVERY. The Certificates may be authenticated and delivered upon the written order of AFC without any further corporate action.

SATISFACTION AND DISCHARGE OF INDENTURES. The indentures may be discharged upon payment or redemption of all Certificates or upon deposit with the Trustee of funds sufficient therefor.

EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS. As evidence of compliance with the covenants and conditions provided for in the indentures, AFC is to furnish to the Trustee Officer's Certificates each year stating that such covenants and conditions have been complied with.

On October 1, 1986, AFC assumed Agway's obligations under the indentures between the Trustee and Agway. A supplemental indenture was filed as an exhibit to the Registration Statement No. 33-8676, dated September 11, 1986, and reference is made thereto for a complete statement of the terms and provisions of such obligations.

GENERAL. If the Certificate holder has elected to have all interest paid on the Certificate reinvested automatically, the interest due on each semiannual interest payment date will be added to the principal amount of the certificate and will earn interest thereafter on the same basis as the original principal amount. This election may be revoked - as to future interest payments only - by written notice to AFC, effective on the date when the revocation notice is duly received by AFC. Interest reinvested will be subject to federal income tax as if it had been received by the certificate holder at the time reinvested.

                 DESCRIPTION OF THE INTEREST REINVESTMENT OPTION

RATES ON PREVIOUSLY ISSUED CERTIFICATES. The stated rates of interest on Certificates previously issued by AFC that remain outstanding (and upon which the interest reinvestment option might be exercised by any holder thereof) are as follows:

Certificates having minimum face amounts of $100:


    Stated Rate                                 Stated Rate
    of Interest       Due October 31,           of Interest     Due October 31,
    -----------       ---------------           -----------     ---------------
        4.5%               2001                    6.0%               2006
        5.0%               2001                    6.25%              2006
        6.5%               2001                    6.75%              2006
        7.0%               2001                    7.25%              2006
        7.0%               2002                    7.75%              2006
        7.5%               2002                    7.50%              2007
        6.75%              2003                    8.00%              2007
        7.25%              2003                    6.0%               2008
        8.0%               2004                    6.5%               2008
        8.5%               2004                    8.5%               2008
        7.5%               2005                    9.0%               2008
        8.0%               2005                    6.75%              2013
        8.5%               2005                    7.25%              2013
        5.5%               2006

Interest on these outstanding Certificates is payable semiannually on January 1 and July 1, and at maturity, at the rate per annum for each semiannual period equal to the greater of (1) the Certificates' "stated rate"; and (2) one-half percent (.5%) below the "Treasury Bill Rate" (as defined above).

Certificates having minimum face amounts of $5,000:

    Stated Rate                                 Stated Rate
    of Interest       Due October 31,           of Interest     Due October 31,
    -----------       ---------------           -----------     ---------------

        6.5%               1998                    9.0%               2001
        7.0%               1998                    5.5%               2002
        8.5%               1998                    6.0%               2002
        9.0%               1998                    7.0%               2003
        7.5%               1999                    7.5%               3003
        8.0%               1999                    6.5%               2006
        9.0%               2000                    7.0%               2006
        9.5%               2000                    7.5%               2006
        4.75%              2001                    8.0%               2006
        5.25%              2001                    7.75%              2007
        6.75%              2001                    8.25%              2007
        7.25%              2001                    7.0%               2013
        8.5%               2001                    7.5%               2013

Interest on these outstanding Certificates is payable semiannually on January 1 and July 1, and at maturity, at the rate per annum for each semiannual period equal to the greater of (1) the Certificates' "stated rate"; and (2) the "Treasury Bill Rate" (as defined above).

           DESCRIPTION OF THE INTEREST REINVESTMENT OPTION (CONTINUED)

Certificates having minimum face amounts of $2,000:

       Stated Rate of Interest     Due October 31,
       -----------------------     ---------------

                8.0%                    1998
                7.25%                   2000
                7.75%                   2000
                8.25%                   2001
                7.5%                    2002
                8.0%                    2002
                8.5%                    2003
                7.75%                   2004
                8.0%                    2006

Interest on these outstanding Certificates is payable semiannually on January 1 and July 1, and at maturity, at the rate per annum for each semiannual period equal to the greater of (1) the Certificates' "stated rate"; and (2) the "Treasury Bill Rate" (as defined above).

                                  LEGAL OPINION

Legal matters in connection with the securities offered hereby have been passed upon for the Companies by David M. Hayes, Esq., Senior Vice President, General Counsel and Secretary of Agway. Mr. Hayes is a Director and the General Counsel of AFC.

                                     EXPERTS

The consolidated balance sheets as of June 30, 1998 and 1997 and the consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended June 30, 1998, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.


                DISTRIBUTION AND REDEMPTION OF SECURITIES OFFERED

Sale of the securities offered hereby will be solicited through direct mailings and/or personal contact by certain designated employees of Agway. No salesmen will be employed to solicit the sale of these securities, and no commission or discount will be paid or allowed to anyone in connection with their sale. The individual Agway employees who participate in the sale of these securities may be deemed to be underwriters of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act of 1933, as amended.

While there is no guarantee of repurchase, the Companies intend to continue their practice of repurchasing, when presented for redemption, any security being offered in this Prospectus, other than the 7.75% and 8.00% Certificates described herein.


              ABSENCE OF PUBLIC MARKET, REDEMPTION AND MARKET RISK

There is no market for the debentures and Certificates and there is no intent on the part of the Companies to create or encourage a trading mechanism for these debentures and Certificates. The Companies do not intend to apply for listing of the debentures and Certificates on any securities exchange. Any secondary market for, and the market value of, the debentures and Certificates will be affected by a number of factors independent of the creditworthiness of Agway and AFC, including the level and direction of interest rates, the remaining period to maturity of the debentures and Certificates, the right of the Companies to redeem the debentures and Certificates, the aggregate principal amount of the debentures and Certificates and the availability of comparable investments. In addition, the market value of the debentures and Certificates may be affected by numerous other interrelated factors, including factors that affect the U.S. corporate debt market generally, and Agway and AFC specifically. See the "Risk Factors" section of this Prospectus set forth on page 4.

             AGWAY INC.

               AGWAY
             FINANCIAL
            CORPORATION










              (logo)





             PROSPECTUS

Until October 31, 1998, all dealers
effecting   transactions   in   the
registered  securities,  whether or
not     participating    in    this
distribution,  may be  required  to
deliver  a  Prospectus.  This is in
addition  to  the   obligations  of
dealers  to  deliver  a  Prospectus
when  acting  as  underwriters  and
with   respect   to  their   unsold
allotments or subscriptions.